CHINA INFORMATION TECHNOLOGY, INC.

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

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NOTICE OF 2018 ANNUAL MEETING OF MEMBERS
To Be Held On May 25, 2018

To the Shareholders of China Information Technology, Inc.:

            Notice is hereby given that the 2018 Annual Meeting of Members (the “Annual Meeting”) of China Information Technology, Inc., a British Virgin Islands company (the “Company,” “we,” “us” or “our”) will be held on Friday, May 25, 2018, at 9:00 a.m., local time, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Annual Meeting is held for the following purposes:

1.

To elect five persons to the Board of Directors of the Company, each to serve until the next annual meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2.	To ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.

3.	To approve a change of the name of the Company to “Taoping Inc.” and an amendment and restatement of the Company’s Memorandum and Articles of Association to reflect such change of name.

4.	To transact such other business as may properly come before the Annual Meeting or at any postponement or adjournment of the Annual Meeting.

            The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Annual Meeting.

            Only shareholders of record at the close of business on April 16, 2018 are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

            It is important that your shares are represented at the Annual Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

            If you plan to attend the Annual Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,

April 19, 2018	Jianghuai Lin
Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF MEMBERS TO BE HELD ON MAY 25, 2018

            This Notice, Proxy Statement and our 2017 Annual Report are available online at http://www.proxyandprinting.com.

CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040, People’s Republic of China

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PROXY STATEMENT
__________

            This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Information Technology, Inc., a British Virgin Islands company (the “Company,” “we,” “us” or “our”), for the 2018 Annual Meeting of Members (the “Annual Meeting”). The Annual Meeting is to be held at 9:00 a.m., local time, on Friday, May 25, 2018, and at any adjournment or adjournments thereof, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China.

            We will send or make these proxy materials available to shareholders on or about April 19, 2018.

GENERAL INFORMATION

Purpose of Annual Meeting

            The purposes of the Annual Meeting are to seek shareholder approval of three proposals: (i) to elect five directors to the Board of Directors of the Company (the “Board”), each to serve until the next annual meeting of members or until each such person shall resign, be removed or otherwise leave office; (ii) to ratify the appointment of UHY LLP (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018; and (iii) to approve an amendment to the Company’s Memorandum and Articles of Association (“M&A”) to change the name of the Company to “Taoping Inc.” The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

            The Board knows of no other matters that will be presented for consideration at the Annual Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not reduced the authorized number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Annual Meeting?

            Only shareholders of record of our ordinary shares, no par value (the “Ordinary Shares”), as of the close of business on April 16, 2018 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment or adjournments thereof.

            Each Ordinary Share is entitled to one vote on each matter properly brought before the Annual Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting.

            Shareholder of Record: Shares Registered in Your Name

            If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

            Beneficial Owner: Shares Registered in the Name of a Broker or Bank

            If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

            The Annual Meeting will be held if the shareholders of a majority of all voting shares of the Company in issue and entitled to vote at the Annual Meeting as of the Record Date are present, either in person or by proxy. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. In the event that there are not sufficient votes for a quorum, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

            Each of the proposals requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on such proposal.

How do I vote?

            Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

            You may vote using any of the following methods:

•

By Internet. You may vote by using the Internet in accordance with the instructions mailed to you with other proxy materials. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

•

By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the five nominees to the Board (Proposal 1), “FOR” the ratification of UHY as our independent registered public accounting firm for our fiscal year ending December 31, 2018 (Proposal 2) and “FOR” the proposal to approve an amendment to the Company’s M&A (Proposal 3). Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

•

In person at the Annual Meeting. Shares held in your name as the shareholder of record may be voted in person at the Annual Meeting or at any postponement or adjournment of the Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

Revoking Your Proxy

            Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

            If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Proxy Solicitation Costs

            We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

            The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

            There are currently five directors serving on the Board. At the Annual Meeting, five directors will be elected. The individuals who have been nominated for election to the Board at the Annual Meeting are listed in the table below. Each of the nominees is a current director.

            If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Annual Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Director Nominees

            The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position with the Company	Term as Director
Jianghuai Lin	49	Chairman and Chief Executive Officer	September 6, 2006 – Present
Zhiqiang Zhao	47	Director, President and Interim CFO	September 1, 2008 – Present
Yunsen Huang	72	Director	August 10, 2007 – Present
Yong Jiang	44	Director	August 13, 2013 – Present
Remington C.H. Hu	52	Director	October 30, 2009 – Present

Director Qualifications – General

            Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board and the Governance and Nominating Committee of the Board consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

            In its assessment of each potential candidate, including those recommended by shareowners, the Governance and Nominating Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Governance and Nominating Committee determines are pertinent in light of the current needs of the Board. The Governance and Nominating Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

            The Board and the Governance and Nominating Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

            The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

            The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company that offers products and services in the information technology industry in China. Therefore, the Board believes that a diversity of professional experiences in the information technology industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the information technology industry should also be represented on the Board.

Summary of Qualifications of Nominees for Director

            Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our directors: Mr. Jianghuai Lin. Mr. Lin has been the Chairman of Board of Directors and the Chief Executive Officer of the Company since 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, Information Security Technology (China) Co., Ltd., since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s degree in Software Engineering from Wuhan University and a Bachelor’s degree in Industrial Accounting from Xiamen University. Mr. Lin contributes invaluable long-term knowledge of our business and operations and knowledge of the information technology industry in China.

Mr. Zhiqiang Zhao. Mr. Zhao has been our President since August 2015 and Interim Chief Financial Officer since October 2015. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC Geo Information Technology Co., Ltd (“iASPEC”); and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of the Company. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of our subsidiary Information Security IoT Technology Co., Ltd. (formerly HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor Degree in Mechanical & Electrical Engineering from Inner Mongolia University. Mr. Zao’s experience in corporate operations and integrations, strategy planning and human resources management provides invaluable operational perspective to the Board.

Mr. Yunsen Huang. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has involved in many computer application projects, and received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder and the Chairman of International Software Development (Shenzhen) Co., Ltd, a jointing venture incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, between 2001 and 2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of China University Computer Basic Education Committee. Mr. Huang holds a Bachelor Degree of Electronics Engineering from Tsinghua University. Mr. Huang’s experience provides invaluable industry research and development perspective to the Board.

Dr. Yong Jiang. Dr. Jiang, professor and supervisor for Ph.D candidates, has been the Vice Director of Division of Information Science & Technology and the Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of Shenzhen Association of Chief Information Officer, and a committee member of Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI), and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University. Dr. Jiang’s experience provides invaluable industry research and development perspective to the Board.

Mr. Remington C.H. Hu. Mr. Hu is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served, from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing Chinese banking industry. From August 2004 to August 2007, Mr. Hu served as China Representative for CVM Capital Partners, LLC, the largest Taiwanese Venture Capital affiliated with the largest Taiwanese private equity investment group. Earlier in his career, Mr. Hu founded and served, from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market. He also served, from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., former Asia’s largest venture capital firm backed by Taiwanese China Trust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master Degree in Business Administration from the Wharton Business School and a Bachelor Degree in Computer Science and Information Engineering from the National Chiao Tung University. Mr. Hu’s experience in global capital markets and his educational background provides invaluable diversity and perspective to the Board.

Vote Required

            Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Recommendation of the Board

            The Board recommends a vote FOR the election of the nominees listed above.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Background

            The Audit Committee has selected UHY, which has served as our independent registered public accounting firm since December 27, 2016, to serve as the Company’s independent auditors for the fiscal year ending December 31, 2018. We are asking our shareholders to ratify our company’s selection of UHY as our independent registered public accountants at the Annual Meeting. Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of UHY to our shareholders for ratification as a matter of good corporate governance practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our shareholders.

            One or more representatives of UHY are expected to be present at the Annual Meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

Vote Required

            The ratification of the appointment of UHY as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

            The Board recommends a vote FOR ratification of the selection of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.

PROPOSAL NO. 3
CHANGE OF NAME AND AMENDMENT AND RESTATMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

           On April 19, 2018, the Board approved the change of the Company’s name to “Taoping Inc.” and an amendment and restatement of the Company's M&A to reflect the change of name. The Board determined that the change of the name of the Company will more accurately reflect our current business operations. As described more fully in our Annual Report on Form 20-F for the year ended December 31, 2017, in the fourth quarter of 2015, we released a resource exchange called “Taoping” as a module of our proprietary cloud-based information distribution and ad delivery platform - Yunfa Net (www.pubds.com). Taoping means “search and select display terminals” in Chinese. Taoping pairs those who seek with those who own out-of-home advertisement resources of interactive display terminals and facilitates their transactions online. We believe that aligning the name of the Company with our new platform will enable us to more effectively market our products and better reflect our business.

           Therefore, the Board deems appropriate to submit for your approval of the Company name change and the amendment and restatement of the Company’s M&A to reflect such name change. The amendment, if effected, would amend Clause 1.1 of our Amended and Restated Memorandum of Association to read as follows: “The name of the Company is Taoping Inc.” Corresponding changes would also be made to the titles contained in the Company’s M&A.

            Following the name change, we expect that the new symbol for the trading of the Company’s Ordinary Shares on the Nasdaq Capital Market will be “TAOP”.

Vote Required

            The approval of the above proposal requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

            The Board recommends that you vote “FOR” the following resolution:

            RESOLVED THAT the name of Company be changed to “Taoping Inc.” and the Company’s Amended and Restated Memorandum of Association be amended and restated by deleting Clause 1.1 in its entirety replacing it with the following new Clause 1.1:

            “The name of the Company is Taoping Inc.”

ANNUAL REPORT ON FORM 20-F

            We will provide without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.

OTHER MATTERS

            Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

April 19, 2018	By Order of the Board of Directors

Jianghuai Lin Chairman and Chief Executive Officer